John H. Lively The Law Offices of John H. Lively & Associates, Inc. A Member Firm of The 1940 Act Law GroupTM 11300 Tomahawk Creek Parkway, Suite 310 Leawood, KS 66211 Phone: 913.660.0778 Fax: 913.660.9157

January 15, 2016

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Sprague:

On November 6, 2015, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 142 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 143 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of making certain revisions to the investment strategies of the B. Riley Diversified Equity Fund (the “Fund”).

You recently provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

General

1.	Comment: Please provide the Tandy representation on the response letter.

Response: The Trust has provided the Tandy representation below.

Prospectus

Fund Summary – Fees and Expenses of the Fund

2.	Comment: Please cross check all page references in this section as some of them seem to be incorrect.

Response: The Trust will update the page references for the B-Filing.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
January 15, 2016

3.
Comment:     It appears that the organization of the fee table is not consistent with that prescribed by Item 3 of Form N-1A. For example, the fee table should begin with “shareholder fees” and the second heading should read “Annual Fund Operating Expenses.” Please update.

Response: The Trust has revised the disclosure as you have requested.

4.
Comment:     With regard to footnote 2, the expense limitation agreement should extend for at least one year from the effective date of the registration statement. Please adjust the termination date of the expense limitation agreement or remove the footnote.

Response: The Trust has revised the disclosure as you have requested such that the expense limitation agreement has been extended until April 30, 2017.

5.	Comment: Please disclose in footnote 2 the circumstances under which the Adviser may terminate the expense limitation agreement.

Response:     The disclosure notes that the agreement may not be terminated by the Adviser until after May 1, 2016. As in comment #4 above, the term of the expense limitation agreement has been extended to April 30, 2017. We have revised the text to more affirmatively state that the Adviser may not terminate the arrangement prior to April 30, 2017.

6.
Comment:     In footnote 2 to the fee table, the last sentence discusses how the Adviser may seek recoupment from the Fund. Please add to this sentence “and at the time the waiver or reimbursement is recouped.”

Response: The Trust has revised the disclosure as you have requested.

7.	Comment: Please disclose that the fee waiver is in effect for the 1st year only of the Expense Example.

Response: The Trust has revised the disclosure in a manner that it believes consistent with Instruction 4(a) of Item 3 of Form N-1A.

Fund Summary – Principal Investment Strategies

8.	Comment: Please clarify in plain English the meaning of “coverage universe.”

Response: The Trust has revised the disclosure as you have requested.

9.	Comment: The last sentence in the first paragraph seems redundant given the previous sentence.
Please consider revising or, alternatively, removing this last sentence.

Response: The Trust has revised the disclosure as you have requested.

10.
Comment:     The market capitalization range of the Composite is very broad. Please consider whether additional disclosure narrowing the range somewhat may be helpful. For example, consider noting that within this range a significant number of issuers may be clustered in the range of ____ to ____. Additionally, consider if removing the words “generally” from “issuers generally represent” would be helpful.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
January 15, 2016

Response:     The Trust has determined to remove the capitalization range as the Fund is not limited by any capitalization constraints. Notwithstanding, the Fund does intend generally to focus its investments on small capitalization issuers. The Trust has revised the disclosure to reflect these elements of its principal strategies.

11.
Comment:     The disclosure notes that “decisions on the addition or elimination of certain securities or sectors from the Fund’s portfolio will be made after any changes to the Composite are made available.” Please indicate how frequently changes to the Composite are made available.

Response: The Trust has revised the disclosure as you have requested.

12.
Comment:     The disclosure refers to “top picks.” Please describe in plain English what is meant by this term. Consider noting how many securities are in the Composite and what it means to be a “top pick.”

Response: The Trust has revised the disclosure as you have requested.

13.	Comment: The sentence below seems to imply that the Fund may hold securities that are not in the “top picks.” Please confirm if this is accurate.

In making decisions of which securities are most appropriate for the Fund, the Adviser will take into consideration current market conditions, but it will give significant weight to its subjective assessment of the Research Group’s assessment of the securities represented in the Composite, with a particular focus on those deemed to be the “top picks.”

Response:     The Adviser has confirmed that your understanding of the sentence is accurate and, as Such, the Trust has determined to keep the disclosure as is. The Trust notes that the first sentence in this section notes that the Fund will invest 80% of its net assets in the securities from the Group’s research; meaning that the other 20% may not be securities contained within this universe.

14.	Comment: Please explain why the below sentence is relevant to the Fund’s strategy or, alternatively, remove this sentence:

Because the Fund will not hold all securities comprising the Composite there will be variations in performance of the Fund as compared to the Composite.

Response: The Trust agrees that the sentence is not relevant and has removed the disclosure as you have requested.

15.	Comment: If the Fund currently concentrates in any particular industry please disclose this and add a corresponding risk factor.

Response: The Adviser has confirmed that the Fund is not concentrated in any particular industry at this time and has no intent to do so and, as such, has not added any additional disclosure.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
January 15, 2016

Fund Summary – Principal Risks

16.	Comment: It seems there are two risks contained in the first risk paragraph. Please fix the spacing.

Response: The Trust has adjusted the spacing as you have requested.

17.
Comment:     The strategies indicate that the Fund may invest in foreign securities. It is unclear whether the Composite will hold foreign securities. Please clarify to the extent the Adviser would invest the Fund’s assets in stocks not included in the Composite.

Response: The Trust has removed the references to foreign securities.

18.	Comment: With regard to the risks of investing in small and mid-capitalization companies, the final sentence seems to be duplicative of the 3rd sentence. Please eliminate.

Response: The Trust has revised the disclosure as you have requested.

19.
Comment:     With regard to the New Fund Risk, the disclosure indicates that the Fund was recently formed. Please consider updating the disclosure to reflect that the Fund was formed in February 2014. Consider also changing the heading from New Fund Risk to Limited History of Operations.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Performance History

20.
Comment:     The first sentence in this section indicates that the Fund is new and does not yet have performance history. Disclosure later in this section notes that updated performance history is available. Please clarify the first sentence to read that “because the Fund commenced operations on ______, the Fund does not yet have annual returns for a full calendar year.”

Response: The Trust has revised the disclosure as you have requested.

Additional Information About Fund Investments

21.
Comment:     The third paragraph in this section states that the Fund “will generally hold between 25 – 50 securities represented in the Composite ...” Please clarify the term “top picks” by providing further information about the subset of the Composite comprised of the “top picks.” For example, how many of the rated securities are considered “top picks” at a given time that the Adviser has to select from. Consider disclosing the approximately percentage of securities that will be invested in the Group’s top picks.

Response: Please see response to Comment #12 above. Additionally, the Trust has revised disclosure in the section entitled “Additional Information About Fund Investments” in response to this comment.

22.	Comment: The Fund’s website indicates that the securities it invests in are equally weighted in the Composite. Please disclose that the Adviser has discretion to vary the weightings.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
January 15, 2016

Response: The Adviser has informed the Trust that is has updated its website to match the disclosure contained in the Prospectus as it will become effective on January 15, 2016.

23.	Comment: In this section the full name of the B. Riley & Co. LLC research group appears again. Please shorten this term to Research Group for consistency with elsewhere in the Prospectus.

Response: The Trust has revised the disclosure as you have requested.

24.
Comment:     The fifth paragraph in this section states that the Research Group “has developed a time-tested selection process...” Please define what is meant by “time-tested” in relation to how long the process has been going on.

Response: The Trust has removed the words “time-tested” from the disclosure.

25.
Comment:     The second to last sentence in the fifth paragraph of this section states that the “focus remains on the talent of the analysts... the coverage universe has evolved to include...” Please define what “evolved” means. For example, please indicate when the Group’s coverage universe evolved from only focusing on California companies to those across the country so it provides more context for an investor.

Response: The Trust has revised the disclosure as you have requested.

26.
Comment:     The last paragraph in this section states that the Fund may invest in foreign securities. Please clarify the coverage universe and if it is limited only to domestic securities. Furthermore, if the Fund may invest in foreign securities please confirm that such securities should be included in the principal investment strategies section. If they are not a principal investment strategy of the Fund, please remove the disclosure from the summary portion of the Prospectus.

Response: The Trust has removed the disclosure on foreign securities.

27.	Comment: In the bullet point listing of sectors, please clarify what is meant by “Consumer – Hardlines.”

Response: The Trust has revised the disclosure to reflect as you have requested.

Additional Information About Risk

28.
Comment:     In regards to Sector Risk, the disclosure states that the “overweighting means the Fund may be less diverse and more volatile than its benchmark.” This is the first time in the Prospectus the word “benchmark” is being used. Please consider if this sentence should remain. Please also in your correspondence letter indicate to the Staff what the Fund intends to use as its benchmark index.

Response: The Trust has removed this sentence from the Sector Risk disclosure. The Fund intends to use the Russell 2000 Index as its benchmark index for performance comparisons.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
January 15, 2016

29.
Comment:     Please explain how the Focus Risk is consistent with the Fund’s status as a diversified fund under Section 5 of the Investment Company Act of 1940, as amended (the “1940 Act”) and also how this risk is consistent with the Fund’s name. Please advise if the Fund remains a diversified fund.

Response:     The Fund is, and has always been, a “diversified” fund pursuant to the 1940 Act. While the Fund has reduced its portfolio holdings to between 25 – 50 holdings, it remains a diversified fund within the definition. As such, the Trust believes that the Fund’s current name continues to be appropriate. The Trust has nonetheless revised the disclosure to the effect that while the Fund will always be diversified for purposes of the 1940 Act, this extra focus may be relevant.

Investment Adviser

30.	Comment: Please update the sentence that notes that the basis for the Board of Trustees approving the advisory contract is in the semi-annual report for the period ending June 30, 2014.

Response: The Trust has revised the disclosure as you have requested.

How to Buy Shares / Small Accounts

31.
Comment:     Please clarify whether the Fund charges the small account fee if the account falls below the required minimum solely because of a market decline. If it does, this also needs to be disclosed in the fee table. See Item 3, Instruction 2(d) to Form N-1A. If an account fee is charged only to accounts that do not meet a certain threshold (i.e., accounts under $5,000) the Fund may include the threshold in a parenthetical to the caption or the footnote to the table.

Response: The Trust has revised the disclosure with regard to small accounts and, as such, has not added an additional line item to the fee table.

32.	Comment: Please disclose in the fee table that this $50 amount is the maximum account fee pursuant to Item 3 Instruction 2(d).

Response: The Trust has determined it will not implement this fee and as, such, as removed the disclosure relating to a $50.00 account fee.

33.
Comment:     Please also consider with regard to cash outs under $5,000 indicating in this section that there could be tax consequences if shares are redeemed by the Trust without shareholder action. You may wish to refer to cross-reference to the tax discussion.

Response: The Trust has revised the disclosure as you have requested.

How to Sell Shares / Redemptions by Wire

34.	Comment: It appears that there are charges for redemption by phone and mail. Please disclose where there are any charges associated with redemptions by wire.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
January 15, 2016

Response: The Trust has revised the disclosure to reflect that no charges will apply to any form of redemption.

Exchange Privilege

35.
Comment:     It is noted that a shareholder may exchange into other funds in the Trust that are managed by the Adviser. Please indicate as of the date of the next filing if the Adviser manages any other funds in the Trust.

Response: The Trust has revised the disclosure as you have requested.

36
Comment:     The second paragraph in this section discusses “excessive trading.” This is the first instance of this term. Is it the different than the term “frequent trading” used on page 21 of the Prospectus? If so, please describe each time. If the terms are synonymous, please consider change the term “excessive trading” to “frequent trading.”

Response: The Trust has revised the term to be “frequent trading.”

Frequent Purchases and Redemptions

37.
Comment:     The last paragraph in this section notes that shareholders “exceeding four round-trips will be investigated by the Fund and possibly restricted from making additional investments in the Fund.” Please describe this restriction with greater specificity. Please consider the duration of the restriction and how it will be applied, for example, will it last for the remainder of the rolling 12-month period or under what circumstances could it be lifted. As this is a restriction, please describe with more specificity under what circumstances will this restriction not be imposed.

Response: The Trust has revised the disclosure in a manner it believes to be consistent with Form N-1A.

Statement of Additional Information

Investment Limitations

38.	Comment: In regards to restriction #6 (Loans), please disclose the maximum limitation with regard to each of the types of loans described in (a) through (c).

Response:     The Trust has modified the disclosure in the section “Permitted Investments” to disclose that the Fund may engagement in repurchase agreements (i.e., item (b)) to the maximum extent permitted by applicable law. The Trust has not revised this disclosure at this time with respect to items (a) and (c). While the articulation of the policy with respect to making loans is consistent with the intention of what the Fund would be able to do should it choose to engage in such activities in the future, the activities described in parts (a) and (c) are not currently “Permitted Investments.” Should a determination be made in the future to engage in these activities, the registration statement of the Trust would be revised.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
January 15, 2016

39.
Comment:     In regards to the non-fundamental restriction “Name Rule,” please consider whether adding the name rule of 80% makes sense. Without the connection to the Rule 35d-1 name rule, the restriction may not be best explained. Consider re-wording this restriction to read “80% Investment Policy.”

Response: The Trust believes that the description following the header adequately explains the non-fundamental restriction and, as a result, has chosen not to revise the disclosure at this time.

Investment Adviser

40.
Comment:     In regards to the paragraph prior to the table showing advisory fees paid out over the last fiscal year, please explain the method and allocation of advisory fees for each class of Fund shares pursuant to Instruction 4 to Item 19(a)(3) of Form N-1A.

Response: The Trust has revised the disclosure as you have requested.

Portfolio Manager / Compensation

41.
Comment:     Please disclose if the portfolio manager is compensated based on the performance of the four separate accounts he manages. If this is the case, please disclose the compensation structure and determination method with regard to those separate accounts.

Response: The Adviser has confirmed that the portfolio manager is not compensated based on the performance of the separate accounts he manages. As such, no disclosure has been revised.

Service Providers / Principal Underwriter

42.	Comment: Pursuant to Item 25(a)(1) of Form N-1A, please state the nature of the distributor’s obligations, i.e., best efforts or other.

Response: The Trust has revised the disclosure as you have requested.

Regulatory Matters and Settlement with the SEC

43.
Comment:     The general comment to this entire paragraph is that the Staff would prefer that the Trust describe what was actually investigated by the SEC and what was not investigated. It is unclear what the two issues investigated are. Some statements in this section do not appear particularly relevant and should come out. Please review this paragraph generally and in the context of the next several specific comments.

Response: The Trust has reviewed this disclosure and determined to remove it from the SAI.

44.
Comment:     Given Mr. Pasco’s current connection with the Trust, please explain why his name is not disclosed in addition to the list of entities described as part of the SEC’s inquiry, in particular, in the third and fourth sentences.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
January 15, 2016

Response: The Trust has reviewed this disclosure and determined to remove it from the SAI. The Trust notes that Mr. Pasco resigned as a Trustee effective as of January 15, 2016

45.
Comment:     The SEC’s Order Instituting Proceedings (“OIP”) did not discuss the safety of assets and charges of any fees to shareholders. This disclosure on these two items does not seem relevant to any actual investigation or settlement, so please consider removing this information.

Response: The Trust has reviewed this disclosure and determined to remove it from the SAI.

46.
Comment:     In regards to the fifth and sixth sentences in this section, please review the use of the 2009 date. The Staff believes this date reference should be to 2008. The SEC’s release mentions an October 2008 advisory contract approval not an approval in 2009. Please verify the dates and reflect the correct dates.

Response: The Trust has reviewed this disclosure and determined to remove it from the SAI.

47.	Comment: For clarity and context, please reference the types of agreements in the matter, specifically the advisory agreements.

Response: The Trust has reviewed this disclosure and determined to remove it from the SAI.

48.
Comment:     The sixth sentence focuses on the manner in which the former Trustees performed their duties. We understand that Mr. Pasco was not on the Trust Board in 2008, but the OIP indicates that Mr. Pasco’s duties were involved in the 2008 advisory agreement approval since he was the sole owner of Commonwealth Capital Management. Given this connection to the Trust, why does the disclosure not include how Mr. Pasco performed his duties with respect to the advisory approval process.

Response: The Trust has reviewed this disclosure and determined to remove it from the SAI. The Trust notes that Mr. Pasco resigned as a Trustee effective as of January 15, 2016

49.
Comment:     At the end of the sixth sentence, there is a discussion of the current Trustees of the Trust and when they assumed their positions on the Board. The Staff understands that while this is technically accurate as Mr. Pasco did not join the Board until 2010, this could be read to say that they are not connected to the Board at all and Mr. Pasco is still involved. Please clarify.

Response: The Trust has reviewed this disclosure and determined to remove it from the SAI.

50.	Comment: In regards to the seventh sentence, the reference to 2009 may be an error as the OIP references 2008. Please check and clarify.

Response: The Trust has reviewed this disclosure and determined to remove it from the SAI.

51.	Comment: Please clarify what is meant by “some information.” Please describe the specific information that was not documented in 2008 and why.

Response: The Trust has reviewed this disclosure and determined to remove it from the SAI.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
January 15, 2016

52.	Comment: The OIP names Mr. Pasco as a respondent. Please explain why Mr. Pasco is not listed as a party to the agreement reached with the SEC in the description in the seventh sentence.

Response: The Trust has reviewed this disclosure and determined to remove it from the SAI.

53.
Comment:     In regard to the sentence beginning with “Unrelated to the Trust, CSS and the SEC also...,” there is an indication that two paragraphs were inadvertently omitted. It seems that this is the second of the two issues noted earlier by reference to “two issues.” There is no parallel language indicating that this is the second issue so it is unclear. Please put in a signal that this is the beginning of the discussion of the second issue. Additionally, please also clarify the content of the two paragraphs that were inadvertently omitted.

Response: The Trust has reviewed this disclosure and determined to remove it from the SAI.

54.	Comment: In regards to the eighth sentence, please specify the type of report at issue (i.e, the annual shareholder report).

Response: The Trust has reviewed this disclosure and determined to remove it from the SAI.

Trustees & Officers of the Trust / Trustee Ownership of Fund Shares

55.	Comment: Pursuant to Item 17 of Form N-1A, please add the required table.

Response: The Trust has revised the disclosure as you have requested.

56.
Comment:     The first paragraph in this section with regard to each Trustee’s nomination to serve as trustee seems to be misplaced as it is very repetitive of disclosure elsewhere in this section. Please revise.

Response: The Trust has revised and/or relocated certain disclosure to remove duplicative language.

Control Persons and Principal Securities Holders

57.
Comment:     Pursuant to Instruction 3 to Item 18(b) please indicate if principal securities holders are holders of record or beneficially. Please add this information in an additional column to the table.

Response: The Trust has revised the disclosure as you have requested.

Distribution / Plan of Distribution

58.	Comment: Pursuant to Item 19(g)(6), please provide disclosure regarding the anticipated benefits to the Fund that may result from the Rule 12b-1 Plan.

Response: The Trust has revised the disclosure as you have requested.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
January 15, 2016

Brokerage Transactions

59.	Comment: The below sentence is duplicative of another sentence in this section so please consider deleting to avoid repetition.

Purchases from underwriters will include the underwriting commission or concession, and purchases from dealers serving as market makers will include a dealer’s mark-up or reflect a dealer’s mark-down.

Response: The Trust has kept the sentence as is as it has not found it to be duplicative.

Disclosure of Portfolio Securities Holdings

60.
Comment:     In the third paragraph from the end of this section, it is noted that “in such situations, the conflict must be disclosed to the board.” Please describe what the Board would do if a conflict was disclosed to them.

Response: The Trust has revised the disclosure as you have requested.

61.	Comment: Does the Trust have in place any procedures to monitor any persons use of non-standard disclosure information. Please describe such procedures pursuant to Item 16(f) of Form N-1A.

Response: The Trust has revised the disclosure as you have requested.

Proxy Voting

62.	Comment: Please revise the second paragraph in this section to refer to the most recent period ended June 30th rather than to the most recent fiscal year end.

Response: The Trust has revised the disclosure as you have requested.

*     *     *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively